Exhibit 99.3

Encana Corporation
1800 855 2nd Street SW	tel: (403) 645-2000
PO Box 2850
Calgary AB Canada T2P 2S5	www.encana.com
July 22, 2011
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Registrar of Securities, Nunavut
Dear Sirs:

Re:	Encana Corporation (“Encana”) — Interim Report for the period ended June 30, 2011
This filing is being done in accordance with the continuous filing obligations of National Instrument 44-102 of the Canadian Securities Administrators arising from the following documents which were filed with the securities regulatory authorities across Canada:
a)
Encana’s debt securities program in respect of which a Short Form Shelf Prospectus dated April 1, 2010 relating to the offering of debt securities in an aggregate principal amount of up to US$4.0 billion debt securities (SEDAR project no. 01549333); and

b)
Encana’s debt securities program in respect of which a Short Form Shelf Prospectus dated May 18, 2011 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $2.0 billion debt securities (SEDAR project no. 01742709).

Consolidated Interest Coverage Ratios, provided in connection with the continuous offering of medium term notes and debt securities in respect of the unaudited Consolidated Financial Statements for the period ended June 30, 2011, have been filed under the SEDAR project number for the said interim financial statements.
Yours truly,
ENCANA CORPORATION
[signed] Patricia M. Orr
PATRICIA M. ORR
Assistant Corporate Secretary